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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              STATION CASINOS INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                     Common

--------------------------------------------------------------------------------
                           (TITLE OF CLASS SECURITIES)

                                    857689103

                      ------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2002
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X]     Rule 13d-1(b)

      [ ]     Rule 13d-1(c)

      [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  857689103

--------------------------------------------------------------------------------
1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Osterweis Capital Management, Inc. / 94-2871718
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [  ]    N/A

      (b)   [  ]    N/A

--------------------------------------------------------------------------------

3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

           California

--------------------------------------------------------------------------------

Number of        5.    Sole Voting Power
Shares                     876,500
Beneficially
Owned by Each          ---------------------------------------------------------
Reporting
Person With:     6.    Shared Voting Power
                           0

                       ---------------------------------------------------------
                 7.    Sole Dispositive Power
                           1,065,800

                       ---------------------------------------------------------
                 8.    Shared Dispositive Power
                           0

--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                1,065,800

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)     1.8%

--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)  IA

--------------------------------------------------------------------------------

CUSIP NO.  857689103

--------------------------------------------------------------------------------
1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Osterweis Capital Management, LLC. / 94-3268572
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]    N/A

      (b)   [ ]    N/A

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      California

--------------------------------------------------------------------------------

Number of        5.    Sole Voting Power
Shares                     1,626,850
Beneficially
Owned by Each          ---------------------------------------------------------
Reporting
Person With:     6.    Shared Voting Power
                           0

                       ---------------------------------------------------------

                 7.    Sole Dispositive Power
                           1,632,950

                       ---------------------------------------------------------
                 8.    Shared Dispositive Power
                           0

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                        1,632,950

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row (9)    2.8%

--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)  IA

--------------------------------------------------------------------------------

CUSIP NO.  857689103

--------------------------------------------------------------------------------
1.    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      John S. Osterweis
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]    N/A

      (b)   [ ]    N/A

--------------------------------------------------------------------------------

3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

           California

--------------------------------------------------------------------------------

Number of        5.    Sole Voting Power
Shares                     2,503,450
Beneficially
Owned by Each          ---------------------------------------------------------
Reporting
Person With:     6.    Shared Voting Power
                           0

                       ---------------------------------------------------------
                 7.    Sole Dispositive Power
                           2,698,750

                       ---------------------------------------------------------
                 8.    Shared Dispositive Power
                           0

--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                 2,698,750

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)    4.7%

--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------

Item 1.

     (a) Name of Issuer

         Station Casinos, Inc.


     (b) Address of Issuer's Principal Executive Offices

         2411 West Sahara Avenue
         Las Vegas, NV  89102



Item 2.

     (a) Name of Person Filing

         (i)    Osterweis Capital Management, Inc.

         (ii)   Osterweis Capital Management, LLC

         (iii)  John S. Osterweis



     (b) Address of Principal Business office or, if None, Residence

                One Maritime Plaza

                Suite 800

                San Francisco, CA  94111



     (c) Citizenship

         (i)    CA Corporation

         (ii)   CA Limited Liability Company

         (iii)  U.S. Citizen



     (d) Title of Class Securities

         Common

     (e) CUSIP Number

         857689103

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

         (f)  [ ] An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(ii)(F).

         (g)  [ ] A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)  [X] Group in accordance with Section 240.13d-1(b)(ii)(J).

         This statement is filed by Osterweis Capital Management, Inc. and Osterweis Capital Management LLC, investment advisers registered under the Investment Advisers Act of 1940, and their control person, John S. Osterweis. (See also, Exhibit A.)


Item 4.  Ownership

         Common Stock:

         (a)  Amount Beneficially Owned:    2,698,750

         (b)  Percent of Class:     4.7%

         (c)  Number of shares as to which the joint filers have:

              (i)    sole power to vote or to direct the vote: 2,503,450

              (ii)   shared power to vote or to direct the vote:     0

              (iii)  sole power to dispose or to direct the disposition of:
                     2,698,750

              (iv)   shared power to dispose of or to direct the disposition
                     of:  0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
         N/A

Item 8.  Identification and Classification of Members of the Group.
         N/A

Item 9.  Notice of Dissolution of Group.
         N/A

Item 10. Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  2/7/2003              /s/ John S. Osterweis
                              ------------------------------------
                              By: John S. Osterweis, President
                                  Osterweis Capital Management, Inc.


                              /s/ John S. Osterweis
                              ------------------------------------
                              By: John S. Osterweis, President
                                  Osterweis Capital Management, LLC


                              /s/ John S. Osterweis
                              ------------------------------------
                              By: John S. Osterweis, Control Person of
                                  Osterweis Capital Management, Inc. and
                                  Osterweis Capital Management, LLC

                                    EXHIBIT A

              JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1 (K)(1)

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  2/7/2003              /s/ John S. Osterweis
                              ------------------------------------
                              By: John S. Osterweis, President
                                  Osterweis Capital Management, Inc.


                              /s/ John S. Osterweis
                              ------------------------------------
                              By: John S. Osterweis, President
                                  Osterweis Capital Management, LLC


                              /s/ John S. Osterweis
                              ------------------------------------
                              By: John S. Osterweis, Control Person of
                                  Osterweis Capital Management, Inc. and
                                  Osterweis Capital Management, LLC